UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

DNIB UNWIND, INC.

(formerly known as BIND Therapeutics, Inc.)

(Name of Issuer)

Common Stock, $0.0001 par value per share	05548N107
(Title of class of securities)	(CUSIP number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 05548N107	Page 2 of 7

1	NAMES OF REPORTING PERSONS. DHK Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13G

CUSIP No. 05548N107	Page 3 of 7

1	NAMES OF REPORTING PERSONS. David H. Koch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1.	Name of Issuer and Address of Issuer’s Principal Executive Offices.

(a)-(b) This amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on October 3, 2013 and is being filed by DHK Investments, LLC and David H. Koch (the “Reporting Persons”) with respect to shares of common stock, par value $0.0001 per share (“Common Stock”), of DNIB Unwind, Inc., formerly known as BIND Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 325 Vassar Street, Cambridge, Massachusetts 02139.

ITEM 2.	Reporting Persons and Information about Securities.

(a)-(c)	Name, address and citizenship of reporting persons:

DHK Investments, LLC is a Delaware limited liability company with its principal business address at 4111 East 37th Street North, Wichita, Kansas 67220.

David H. Koch is the sole manager and sole member of DHK Investments, LLC and is a U.S. citizen. His principal business address is 4111 East 37th Street North, Wichita, Kansas 67220.

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 05548N107

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership.

(a)	Amount beneficially owned:

DHK Investments, LLC beneficially owns an aggregate of 0 shares of Common Stock. David H. Koch, as sole manager and sole member, beneficially owns the 0 shares of Common Stock held by DHK Investments, LLC.

(b)	Percent of class:

The Common Stock beneficially owned by DHK Investments, LLC and Mr. Koch represent 0.0% of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: None

(ii)	Shared power to vote or direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: None

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

99.1	Joint Filing Agreement, dated the date hereof, among the Reporting Persons

99.2	Authorization dated September 27, 2013 by DHK Investments, LLC (filed as Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on October 3, 2013)

99.3	Limited Power of Attorney dated September 27, 2013 by David H. Koch (filed as Exhibit 99.3 to the Schedule 13G filed by the Reporting Persons on October 3, 2013)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.(1)

Date: January 18, 2017

DHK INVESTMENTS, LLC

By:	/s/ Raffaele G. Fazio
Name: Raffaele G. Fazio
Title: Authorized Signatory

/s/ David H. Koch by Raffaele G. Fazio, attorney-in-fact David H. Koch, individually

(1)	This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated the date hereof, filed as Exhibit 99.1 hereto.